EXHIBIT 99.1

North American Construction Group Closes Acquisition of MacKellar Group and Establishes Transition Team

ACHESON, Alberta, Oct. 04, 2023 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or the “Company”) (TSX:NOA) today announced the closing of its acquisition of MacKellar Group (“MacKellar”), with an effective date of October 1, 2023. Total expected consideration is $395 million (the “Consideration”), with the final Consideration amount to be determined based on MacKellar’s audited financial statements as of September 30, 2023, which will be reflected in the Company’s financial statements for the year ending December 31, 2023. The Transaction was previously announced on July 26, 2023.

Concurrent with closing of the transaction (“Closing”), the Company entered into an amended and restated senior revolving credit facility (the “Credit Facility”) with an upsized overall lending capacity of $430 million provided by Canadian dollar and Australian dollar tranches. The Credit Facility permits incurrence of $300 million of secured equipment financing from third party providers resulting in a total borrowing limit of $730 million and representing a $255 million increase from the previous limit of $475 million. As part of the amendment, the maturity date of the Credit Facility was extended to October 3, 2026. The Credit Facility remains comprised solely of a revolver with no scheduled repayments and is not governed by a borrowing base that limits available borrowings. Financial covenants are consistent with the previous agreement and are tested quarterly on a trailing four-quarter basis.

Cash funding for the Closing was provided by draws from the Credit Facility for an upfront payment of A$75 million and the payout of existing equipment financing of approximately A$105 million. Equipment financing of approximately A$115 million was assumed at the Closing with remaining Consideration provided by earn-out and deferred payment mechanisms payable to the sellers over four years.

As part of the Closing, Barry Palmer assumes the role of Regional President, Australia on a transitional basis while continuing in his executive role with the Company as Chief Operating Officer. Barry will lead the MacKellar integration and be supported by an NACG operational and finance transition team based in Australia.

Advisors

National Bank Financial acted as exclusive financial advisor to NACG on the transaction. Fasken Martineau DuMoulin LLP acted as Canadian legal counsel to NACG and Corrs Chambers Westgarth acted as Australian legal counsel to NACG.

About NACG

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

About MacKellar Group

Established in 1966 based on humble family values MacKellar has earned an enviable reputation in the industry for performance and reliability. MacKellar specializes in heavy earthmoving equipment solutions and has a proud history of working on both mining and civil earthwork projects around Australia.

For further information, please contact:
Jason Veenstra
Chief Financial Officer
North American Construction Group Ltd.
Email: ir@nacg.ca

Forward-Looking Information

This release contains “forward-looking information” within the meaning of applicable securities legislation which reflects the current plans and expectations of the Company with respect to future events and financial performance. All statements other than statements of historical or current facts may be forward looking information. Forward-looking information includes statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as ‘believes’, ‘continues, ‘expects’, ‘projects’, ‘anticipates’, ‘plans’, ‘estimates’, ‘seeks’, ‘intends’, ‘targets’, ‘forecasts’, or negative or grammatical versions thereof and other similar expressions, or future or conditional verbs such as ‘may’, ‘will’, ‘should’, ‘would’ and ‘could’. Forward-looking information in this release includes, but is not limited to, statements with respect to the determination of the final Consideration and payment of the remainder of the Consideration. Forward-looking information is based on management’s plans, estimates, projections, beliefs and opinions as at the date of this release, and the assumptions related to those plans, estimates, projections, beliefs and opinions may change; therefore, they are presented for the purpose of assisting the Company’s security holders in understanding management’s views at such time regarding those future outcomes and may not be appropriate for other purposes. Although the forward-looking information contained in this release is based on assumptions which the Company believes are reasonable, there can be no assurance that actual results will be consistent with such forward-looking information. There can be no assurance that the forward-looking information will prove to be accurate. The material factors and assumptions used to develop such forward-looking information, and the risks and uncertainties to which such forward-looking information are subject, are described in the Company’s management discussion and analysis for the three and six months ended June 30, 2023. Actual results could differ materially from those contemplated by such forward-looking information because of any number of factors and uncertainties, many of which are beyond NACG’s control. Due to the risks, uncertainties and assumptions inherent in forward looking information, readers should not place undue reliance on forward looking information contained herein. The forward-looking information in this release relate only to events or information as of the date on which the statements are made and, except as specifically required by applicable securities laws, the Company undertakes no obligation to update or revise publicly any forward-looking information, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.ca.